SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                          Date of Report: June 30, 2002

                               IWI HOLDING LIMITED
                               -------------------
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

           BVI                         0-25108                      None
----------------------------    ----------------------       -------------------
(State or other jurisdiction   (Commission File Number)         (IRS Employer
 of incorporation)                                           Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F     X                             Form 40-F
                               ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                   No    X
                                            -----

(If "Yes" is marked,  indicate below the file number  assigned to the registrant
in connection with Rule 12g3-2(b): 82-         .)

                               IWI HOLDING LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)


                                                          (Unaudited)
                                                             June           December 31
ASSETS                                                       2002             2001
                                                          ------------     -------------

Current Assets:
     Cash                                                    $ 12             $ 200
     Accounts Receivable, Less Allowances for Doubtful
          Accounts of $553 in 2002 and $546 in 2001          3,690             4,440
     Inventories                                             6,526             6,188
     Deferred Income Taxes                                     120               120
     Prepaid Expenses                                          224               189
                                                          ---------          --------
Total Current Assets                                        10,572            11,137
                                                          ---------          --------

Property and Equipment                                       2,901             2,891
     Less Accumulated Depreciation                          (2,495)           (2,403)
                                                          ---------          --------
Property and Equipment - Net                                   406               488
                                                          ---------          --------
Total Assets                                              $ 10,978           $11,625
                                                          =========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Line of Credit                                        $ 3,198           $ 4,066
     Notes Payable                                              10                10
     Accounts Payable, Trade                                 3,444             2,390
     Accounts Payable to Affiliated Company                    673               588
     Accrued Advertising                                       376               693
     Accrued Liabilities                                       624               821
                                                          ---------          --------
Total Current Liabilities                                    8,325             8,568
                                                          ---------          --------

Stockholders' Equity:
     Preferred Stock, $1 Par Value; 5,000,000 Shares
     Authorized; 3,644,880 Shares Issued and Outstanding     3,645             3,645
     Common Stock, No Par Value; 10,000,000 Shares
     Authorized; 2,554,700 Shares Issued and
     Outstanding                                                 -                 -
     Additional  Paid in Capital                            12,446            12,446
     Retained Earnings (Deficit)                           (13,438)          (13,034)
                                                          ---------          --------
     Total Stockholders' Equity                              2,653             3,057
                                                          ---------          --------
Total Liabilities and Stockholders' Equity                $ 10,978           $11,625
                                                          =========          ========


                               IWI HOLDING LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except share data)
                                   (Unaudited)

                                                  Three Months Ended             Six Months Ended
                                                       June 30                       June 30
                                                 2002            2001          2002             2001
                                                ------          ------        ------           ------


Net Sales                                      $ 5,320         $ 5,803       $ 9,076         $ 11,033
Cost of Sales                                    4,180           4,525         7,219            8,502
                                               --------        --------      --------        ---------
     Gross Profit (Loss)                         1,140           1,278         1,857            2,531
Selling, general and administrative expenses     1,171           1,227         2,159            2,460
                                               --------        --------      --------        ---------
     Income (Loss) from Operations                 (31)             51          (302)              71

Interest Expense                                    52              82           102              169
                                               --------        --------      --------        ---------
     Income (Loss) before Income Taxes             (83)            (31)         (404)             (98)
Income taxes (benefit)                               -               -             -                -
                                               --------        --------      --------        ---------
     Net Income (Loss)                           $ (83)          $ (31)       $ (404)           $ (98)
                                               ========        ========      ========        =========

Net Income (Loss) per Common Share             $ (0.03)        $ (0.01)      $ (0.16)         $ (0.04)
                                               ========        ========      ========        =========
Weighted Average Number of
     Common Shares Outstanding               2,554,700       2,554,700     2,554,700        2,554,700
                                             ==========      ==========    ==========       ==========

                                IWI HOLDING, LTD
                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                   (Unaudited)


                                                                Six Months         Twelve Months
                                                                  Ended                Ended
                                                               June 30, 2002     December 31, 2001
                                                               -------------     ------------------

Cash Flows From Operating Activities:

Net Income (Loss)                                               $   (404)              $   1,473
     Adjustment to reconcile net income loss to net
     cash used on operating activities:
         Depreciation and amortization                                92                     191
         Provision for doubtful accounts                               7                     120
         Changes in operating assets and liabilities:
            Accounts receivable                                      743                    (890)
            Inventories                                             (338)                   (123)
            Deferred income taxes                                      -                    (120)
            Prepaid expenses                                         (35)                    (64)
            Accounts payable trade                                 1,054                      50
            Accounts payable trade affiliated companies               85                  (1,826)
            Accrued liabilities                                     (514)                    213
                                                                 ---------             ----------
Net cash provided by (used in) operating activities:                 690                    (976)
                                                                 ---------             ----------

Investing activities:
     Purchases of property and equipment                             (10)                    (10)
     Proceeds from sale of equipment                                   -                       -
     Proceeds from sale of assets held for disposal                    -                       -
                                                                 ---------             ----------

Net cash generated (used in) investing activities                    (10)                    (10)
                                                                 ---------             ----------

Cash Flows from Financing Activities
     Borrowings from (payments on) notes payable to employees          -                    (150)
     Proceeds from (payments on) lines of credit, net               (868)                   1,195
                                                                 ---------             ----------

Net cash provided by (used in) financing activities                 (868)                   1,045
                                                                 ---------             ----------
Net increase (decrease) in cash                                     (188)                      59

Cash at beginning of year/period                                     200                      141
                                                                 ---------             ----------
Cash at End of Period                                            $    12                $     200
                                                                 =========             ==========

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          IWI HOLDINGS LIMITED


                                           /s/ Joseph K. Lau
                                          ---------------------------------
                                          Joseph K. Lau
                                          President & Chief Executive Officer

Date: September 19, 2002